Exhibit 12.1

	Three months ended March 31, 2014	December 31,
		2013	2012	2011	2010	2009
Fixed Charges and Preferred Dividends:
Total interest expense	$8,296	$25,112	$21,578	$18,663	$38,136	$46,462
Estimated interest in rent (1/3 rent)	1,031	3,405	2,998	2,661	2,305	2,323
Preferred dividends	2,438	7,394	—	—	—	5,383

Combined fixed charges and preferred dividends	11,765	35,911	24,576	21,324	40,441	54,168
Less interest on deposits	4,030	14,030	13,644	14,950	33,309	37,824

Combined fixed charges and preferred dividends excluding interest on deposits	$7,735	$21,881	$10,932	$6,374	$7,132	$16,344

Earnings:
Pre-tax income from continuing operations	$44,350	$187,803	$188,575	$118,468	$56,949	$36,909
Fixed charges and preferred dividends	11,765	35,911	24,576	21,324	40,441	54,168

Total earnings	56,115	223,714	213,151	139,792	97,390	91,077
Less interest on deposits	4,030	14,030	13,644	14,950	33,309	37,824

Total earnings excluding interest on deposits	$52,085	$209,684	$199,507	$124,842	$64,081	$53,253

Ratio of earnings to fixed charges and preferred share dividends, including interest on deposits	4.77	6.23	8.67	6.56	2.41	1.68
Ratio of earnings to fixed charges and preferred share dividends, excluding interest on deposits	6.73	9.58	18.25	19.59	8.98	3.26